

NewAlliance Bancshares

Lehman Brothers
Global Financial Services Conference

September 8, 2008

Discussion Topics

- **Company Profile and Business Focus**

- **Key 2008 Business Priorities**

- **Highlights of Second Quarter 2008**

- **Balance Sheet Composition and Credit Quality**

NewAlliance Bancshares

Company Profile

NewAlliance is a regional community bank with a significant southern New England presence:

- **Approximately $8.3 billion in assets and $4.3 billion in deposits;**

- **89 branches in Connecticut and Massachusetts;**

- **3rd largest bank headquartered in Connecticut; 4th largest in New England;**

- **Dominant market share in its core markets;**

- **Balance sheet growth driven by strong sales culture and acquisitions;**

- **Strong capital - - Tier 1 leverage of 11.2%.**

NewAlliance Bancshares

Building the NewAlliance Franchise



Leominster
Reading
Peabody
Pittsfield
Malden
Lynn
Waltham
Revere
Marlborough
Boston
Northampton
Framingham
Newton
Worcester
Norwood
Quincy
Weymouth
Holyoke
Randolph
Milford
MASSACHUSETTS
Westfield
MA
Franklin
Brockton
Springfield
North Attleboro
Woonsocket
Enfield
Attleboro
Kingston
Taunton
Simsbury
Johnston
Providence
Hyde Park
Torrington
Hartford
Cranston
Poughkeepsie
Bristol
Fall River
NEW YORK
Warwick
Watertown
CONNECTICUT
New Bedford
Middletown
Newburgh
Norwich
RHODE ISLAND
Waterbury
Meriden
RI
Buzzards Bay
Cheshire
Newport
CT
Danbury
North Haven
New London
Shelton
Peekskill
Rhode Island Sound
Trumbull
Great Salt Pond
Ossining
Block Island Sound
Fairfield
Bridgeport
Long Island Sound
New Harbor
New City
Norwalk
Gardiners Bay
Greenwich
Napeague Bay
NEW JERSEY
Stamford
Port Chester
Teaneck
New Rochelle
Centereach
Coram
West New York
Brentwood
East Patchogue
Franklin Square
Bay Shore
Atlantic Ocean
New York
NY
West Islip
Merrick
Long Beach
© 2001 Microsoft Corp. All rights reserved.

2008 Business Priorities

PRIORITY   **Build revenue momentum;**

PRIORITY   **Invest in technology and breadth of business capabilities;**

PRIORITY   **Maintain vigilant risk management focus;**

PRIORITY   **Deploy capital opportunistically.**

NewAlliance Bancshares

Consolidated Statements of Income

(In millions) (Unaudited)		Three Months Ended		
		June 30, 2008	March 31, 2008	June 30, 2007
Interest and dividend income	$	99.2 $	102.2 $	98.1
Interest expense		50.9	56.2	55.5
Net interest income before provision		48.3	46.0	42.6
Provision		3.7	1.7	0.6
Net interest income after provision		44.6	44.3	42.0
Total non-interest income		14.5	15.6	(7.8) [1]
Total non-interest expense		41.3	42.2	40.9
Income (loss) before income taxes		17.8	17.7	(6.7)
Income tax provision (benefit)		6.0	4.8	(2.8)
Net income (loss)	$	11.8 $	12.9 $	(3.9) [2]
Diluted EPS		0.12	0.13	(0.04) [3]
Net interest margin		2.67%	2.56%	2.44%

Proforma 6/30/07 Data:

(1)   14.8 before securities restructuring charge

(2)   10.8 before securities restructuring charge

(3)   0.10 before securities restructuring charge

Highlights of 2nd Quarter 2008

Priority

Build revenue momentum:

Progress Against Goals

- **Overall operating revenue* increased $1.1 million over Q1 '08;**

- **Loans increased $191 million from Q1 '08;**

- **Average core deposits increased $237 million, or 10.2%;**

- **Reduced deposit costs by $5.2 million or 51 b.p. from Q1 '08.**

- **NIM improved 11 b.p. from Q1 '08 to 2.67%.**

*excluding net gain (loss) on securities & limited partnerships

NewAlliance Bancshares

Quarterly Loan Originations



Quarter End Loan Balances



Quarter End Deposit Balances



Deposit Pricing Trends

	Pricing 12/31/07	Pricing 1/31/08	Pricing 3/31/08	Pricing 6/30/08
Premium Checking Blended Rate	1.73%	.99%	.50%	.50%
Premium Money Market Blended Rate	4.17%	3.25%	2.31%	2.32%
Blended Savings Rate	2.34%	2.25%	2.33%	2.48%
Weekly Special Relationship CD (under 1 year) Posted Rate	4.17%	2.47%	2.72%	4.00%

Weighted cost of total deposits for the month	3.08%	3.01%	2.68%	2.29%

NewAlliance Bancshares

June 2008 Year-to-Date Highlights

Priority

Invest in technology and breadth of business capabilities:

Progress Against Goals

- Expanded Internet sales channel;
- Initiated new debit card cash rewards program to enhance checking growth; increased debit card ownership by 2% and usage by 8%;
- Continued technology upgrade of branch platform.

NewAlliance Bancshares

June 2008 Year-to-Date Highlights (continued)

Priority

Progress Against Goals

Maintain vigilant risk management focus:

- Accelerated account monitoring;

- Introduced credit scoring on commercial loan portfolio;

- Total delinquencies of 89 b.p.;

- Non-performing loans to total loans at 53 b.p.;

- Net charge-offs of 6 b.p. annualized;

- Adequate reserve coverage at 97 b.p.

NewAlliance Bancshares

June 2008 Year-to-Date Highlights (continued)

Priority

Progress Against Goals

Deploy capital opportunistically:

- **Twice "well capitalized" regulatory benchmark;**
  - ◇ **Tier 1 capital 11.2%;**
  - ◇ **Risk-based capital of 19.7%;**

- **Repurchased 783,033 shares at average price of $12.48;**

- **Continue to evaluate prudent M & A opportunities:**
  - ◇ **Banks**
  - ◇ **Branches**
  - ◇ **New lines of business**

NewAlliance Bancshares

Stock Price Comparison
NAL vs. SNL Thrift and Bank Indices for 1st Half `08



NAL up 8.3%



NewAlliance Bancshares

Balance Sheet Composition and Credit Quality

Deposits
June 30, 2008

TOTAL DEPOSITS: $4.3 billion

Total Core = 62%



- **Total Checking up 2% from year-end**
- **Total Core Deposits up 15% from year-end**

Legend:
- ■ Time
- ■ Savings
- ■ Money Market
- ■ Checking with Interest
- ■ Non-Interest Checking

NewAlliance Bancshares

Loan Portfolio

June 30, 2008

TOTAL LOANS: $4.9 billion



14%
4%
10%
20%
52%
Residential
CRE
C&I
Consumer
Commercial Construction

Residential Portfolio Snapshot
June 30, 2008



- OWNER-SINGLE-FAMILY
- OWNER-CONDO
- OWNER-MULTI-FAMILY
- NON-OWNER-OCCUPIED
- SECOND HOMES

- **Residential Portfolio $2.6 billion**
- **Total delinquencies 0.55%**
- **Net Credit Losses 0.004% (year-to-date, annualized)**
- **Average FICO 748**
- **Average LTV 48%**

NewAlliance Bancshares

Residential Portfolio Score Distribution
June 30, 2008



Residential (Purchased+Organic)

	< 600	600-619	620-639	640-659	660-679	680-699	700-719	720-739	740-759	760-779	780-799	> 800
CLTV	53%	55%	54%	55%	54%	53%	52%	52%	52%	50%	47%	43%
BAL %	2.73%	1.07%	1.19%	2.21%	3.38%	5.55%	7.94%	9.15%	12.37%	18.23%	20.41%	15.76%
DEL	14.00%	5.00%	2.00%	0.41%	1.00%	0.63%	0.08%	0.00%	0.00%	0.02%	0.04%	0.00%

NewAlliance Bancshares

Total Mortgages
June 30, 2008



- Concentration of loans with favorable credit characteristics
- Only 0.51% of Mortgages have LTV > 80% and FICO under 600

Home Equity Portfolio Snapshot
June 30, 2008



62%

38%

- **HELOAN**
- **HELOC**

- **Total outstandings $681MM**
- **Total delinquencies 0.34%**
- **Net credit losses 0.00% (year-to-date, annualized)**
- **Average CLTV 46%**

NewAlliance Bancshares

Total CRE Portfolio Snapshot
June 30, 2008



13%

5%

82%

- CRE
- Construction-to-Permanent
- Residential Development

- **Total outstandings $1.2 billion**
- **Total delinquencies 1.32%**
- **Non Performing Loans 0.98%**
- **Net credit losses 0.18% (year-to-date, annualized)**

NewAlliance Bancshares

CRE Portfolio Snapshot
June 30, 2008



14%
8%
18%
12%
17%
15%
16%

- ☐ RETAIL
- ■ OFFICE
- ■ WAREHOUSE
- ☐ MIXED USE*
- ■ APARTMENTS
- ■ MEDICAL
- ■ ALL OTHERS

* Primarily retail/office & retail/apartments

Balanced distribution of risk

NewAlliance Bancshares

C&I Portfolio Snapshot
June 30, 2008



- **Term Loans** 57%
- **SBA Loans** 3%
- **SBA Certificates** 4%
- **Leases** 2%
- **Lines of Credit** 34%

- **Total outstanding balance $473MM**
- **Total delinquencies 1.52%**
- **Net credit losses 0.005% (year-to-date, annualized)**

NewAlliance Bancshares

C&I Portfolio Snapshot
June 30, 2008



C & I by Industry Code

No excessive concentrations

Housing Related C & I Analysis
As of June 30, 2008





	Vol	Principal Balance	Total Exposure	Delinquency	% Delinq	% Non Accrual	2008 Gross Charge-offs	Risk Rating
Architects	15	401,468	596,582	-	0.00%	0.00%	-	4.52
Building Material Manufacturers	13	1,811,653	2,221,653	-	0.00%	0.00%	-	3.75
Building Material Retailers	34	2,980,814	6,323,501	345,127	11.58%	4.87%	-	4.87
Electrical Contractors	29	972,517	3,658,824	309,767	31.85%	0.00%	-	4.94
Fuel Oil Dealers	52	6,300,632	8,744,371	-	0.00%	0.00%	-	4.91
Highway and Street Construction	24	1,850,894	3,821,519	284,287	15.36%	14.79%	-	4.17
Landscaping Services	25	1,314,442	2,464,436	39,346	2.99%	0.00%	-	4.70
Other Residential Building Contractors	25	1,930,269	2,604,967	9,158	0.47%	0.47%	66,727	4.99
Other Trade Contractors	63	2,959,227	6,542,751	24,891	0.84%	0.23%	-	4.90
Plumbing & HVAC Contractors	8	319,263	416,500	35,000	10.96%	10.96%	-	4.89
Residential Building Contractors	47	5,913,765	10,031,173	100,000	1.69%	0.00%	-	2.70
Residential Land Developers	16	1,110,068	2,259,483	-	0.00%	0.00%	-	4.44
Site / Excavation Contractors	38	3,421,340	3,875,735	394,489	11.53%	11.09%	-	4.99
Total Housing-Related C&I	**389**	**31,286,351**	**53,561,494**	**1,542,066**	**4.93%**	**2.71%**	**66,727**	**4.36**
Total C&I	***3712***	***474,494,445***	***722,672,803***	***7,233,643***	***1.52%***	***1.03%***	***674,075***	***4.53***

NewAlliance Bancshares

Asset Quality Key Indicators

	6/07	9/07	12/07	3/08	6/08
• Non-performing loans to total loans	0.33%	0.42%	0.35%	0.40%	0.53%
• Allowance for losses to total loans	0.92%	0.92%	0.93%	0.95%	0.97%
• Allowance for losses to non-accrual loans	280%	221%	267%	239%	183%
• Net charge-offs to total loans *	0.02%	0.04%	0.13%	0.01%	0.11%
• Total delinquencies/ loans (30+)	0.67%	0.73%	0.63%	0.70%	0.89%
• Loan loss provision	$0.6MM	$1.0MM	$2.3MM	$1.7MM	$3.7MM

*annualized

NewAlliance Bancshares

Investment Portfolio

June 30, 2008

Total Portfolio $2.4 billion


AA
1%
A
1%
AAA
7%
Treasury/Agency
91%

Auction Rate Issues (AAA/AA)	**2%**
Fixed Maturity Trust Preferred Stock (AAA/AA/A)	**2%**

NewAlliance Bancshares

Gap Report June 2008

	Jun-08			< 3 Months	3 - 12 Months	< 1 Year Gap Jun-08
	Balance	Rate		Balance	Balance	Balance
Assets:						
Cash and Due From Bank	112,287	-		-	-	-
Short Term Investments	100,000	2.65		100,000	-	100,000
Long Term Investments	2,272,615	5.09		467,674	573,397	1,041,071
Total Investments:	**2,372,615**	**4.99**		**567,674**	**573,397**	**1,141,071**
Loans - Adjustable and Variable	2,928,684	5.65		821,715	531,371	1,353,086
Loans - Fixed	1,997,952	5.89		126,248	340,883	467,131
Total Loans:	**4,926,636**	**5.75**		**947,963**	**872,254**	**1,820,217**
Nonaccrual Loans	26,181	-		-	-	-
Other Assets	824,537	-		-	-	-
Total Assets	**8,262,256**	**4.86**		**1,515,637**	**1,445,651**	**2,961,287**
Liabilities:						
Certificates of Deposit	1,662,071	3.32		640,535	625,339	1,265,874
Core Accounts	2,668,929	1.61		62,666	1,046,929	1,109,595
Total Deposits:	**4,331,000**	**2.26**		**703,201**	**1,672,267**	**2,375,468**
Borrowed Money	2,454,606	4.40		281,946	331,047	612,992
Other Liabilities	69,540	-		-	-	-
Total Liabilities	**6,855,146**	**3.01**		**985,147**	**2,003,314**	**2,988,461**
Capital:	**1,407,110**	-		-	-	-
Total Liabilities & Equity	**8,262,256**	**2.50**		**985,147**	**2,003,314**	**2,988,461**
Total Rate Sensitive Assets:	7,273,112	5.52		1,515,637	1,445,651	2,961,287
Total Rate Sensitive Liabilities:	6,284,933	3.28		985,147	2,003,314	2,988,461
Cumulative RSA/RSL:				1.54	0.99	0.99
Period Gap:				530,490	(557,663)	
Cumulative Gap:				530,490	(27,173)	(27,173)
Cumulative Gap/Total Assets:				**6.42%**	**-0.33%**	**-0.33%**

NewAlliance Bancshares

Challenges Ahead

- **Consumer & market stress**

- **Impact of deposit flows on NIM outlook**

- **Pressure on expenses**

- **Upward drift in delinquencies**

NewAlliance Bancshares

Organizational Strengths

- **Management depth**

- **Strong sales culture**

- **Risk management**

- **Regulatory compliance**

- **Disciplined acquirer and integrator**

- **Capital management**

NewAlliance Bancshares

Disclaimer & Forward-Looking Statements

This presentation contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in market interest rates, loan prepayment rates, general economic conditions, legislation and regulation; changes in the monetary and fiscal policies of the U.S. Government including policies of the U.S. Treasury and the Federal Reserve Board; changes in the quality or composition of the loan or investment portfolios; changes in deposit flows, competition and demand for financial services; changes in accounting principles and guidelines; the ability of the Company to successfully complete and integrate acquisitions; the pace of growth and profitability of possible de novo branches; the impact of additional equity awards yet to be determined; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the Company's operations, pricing and services.

NewAlliance Bancshares



NewAlliance Bancshares

Capital ideas. Human values.